Blue Ocean ATS is amending Part III, Item 25 to disclose that the ATS is no longer subject to the Fair Access rule for symbol CHAU and will accept orders in CHAU in the session beginning on March 31, 2025.

The changes apply to all Subscribers and the Broker Dealer Operator.

Part III: **Manner of Operations**

Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?

~~X~~ Yes   X No

b. If yes to Item 25(a), is the NMS Stock ATS required to comply with Rule 301(b)(5)(ii) of Regulation ATS?

~~X~~ Yes   X No

If yes,

i. Provide the ticker symbol for each such NMS stock during each of the last 6 calendar months; and

~~CHAU~~

ii. Describe the written standards for granting access to trading on the ATS pursuant to Rule 301(b)(5)(ii)(A) of Regulation ATS.

~~The Blue Ocean ATS is not accepting orders in the symbol CHAU from any Subscriber.~~